Exhibit 99.1

ASM International N.V. nominates new CFO and

new Supervisory Board Member

ALMERE, The Netherlands, – April 27, 2010 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announced the nominations of Peter van Bommel for appointment as CFO and as a member of its Management Board and Martin van Pernis for appointment to its Supervisory Board.

As of September 1, 2010, Mr. van Bommel will succeed Rob Ruijter who assumed the position of CFO over the last 12 months on an interim basis. Mr. van Bommel has more than twenty years experience in the electronics and semiconductor industry. Between 2006 and 2008 he was CFO at NXP (former Philips Semiconductors) and he currently is CFO of Odersun AG, a manufacturer of thin-film solar cells and modules.

Mr. van Pernis will succeed Eric van Amerongen whose current term ends at the coming Annual General Meeting and who has decided not to stand for re-election. Mr. van Pernis joined the Siemens Group in 1971 and retired at the end of 2009. His working experience has been mainly in senior management positions with Siemens Nederland N.V. Mr. van Pernis is currently chairman of the supervisory board of Dutch Space B.V., a subsidiary of EADS. He also is member of the supervisory boards of Aalberts Industries N.V., Feyenoord Rotterdam N.V., Batenburg Beheer B.V.

ASMI shareholders will be asked to approve the proposed appointments of Mr. van Bommel and Mr. van Pernis for four-year terms at the Annual General Meeting on May 20, 2010. ASMI’s Supervisory Board is expected to appoint Mr. van Pernis as member of the Nomination, Selection and Remuneration Committee.

Gert-Jan Kramer, chairman of the Supervisory Board, commented:

“I am very pleased to announce these proposed appointments to the Boards. Both gentlemen have a solid background and they also bring extensive financial and industry knowledge to the Company. I also would like to thank Eric van Amerongen for his valuable contributions during his eight years tenure as a member and vice-chairman of the Supervisory Board.”

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Erik Kamerbeek

+31 88100 8500

Mary Jo Dieckhaus

+1 212 986 2900

Media Contact:

Ian Bickerton

+31 20 6855 955

+31 625 018 512